Exhibit 99.5

Postmedia Reports First Quarter Results

January 13, 2016 (TORONTO) – Postmedia Network Canada Corp. (“Postmedia” or the “Company”) today released financial information for the three months ended November 30, 2015. The results for the three months ended November 30, 2015 include the results of the English language newspapers and specialty publications, as well as digital properties acquired from Quebecor Media Inc. on April 13, 2015 (the “Sun Acquisition”).

First Quarter Operating Results

Net loss in the quarter ended November 30, 2015 was $4.2 million, as compared to $10.3 million in the same period in the prior year. The decrease in net loss was primarily the result of an increase in operating income and a decrease in non-cash foreign currency exchange losses related to the carrying value of the Company’s US dollar denominated debt, partially offset by decreases in non-cash gains on derivative financial instruments and an increase in interest expense.

Operating income in the quarter was $19.4 million, as compared to $18.0 million for the same period in the prior year. The increase in operating income is the result of a decrease in depreciation and amortization expense and an impairment recorded in the three months ended November 30, 2014, partially offset by a decrease in operating income before depreciation, amortization, impairment and restructuring and an increase in restructuring and other items expense. During the three months ended November 30, 2014, a compensation expense recovery totaling $13.8 million was recorded related to the Company’s Ontario Digital Media Tax Credit claim (“Tax Credit”). If the Tax Credit is excluded from prior year results, operating income would have increased $15.2 million.

Operating income before depreciation, amortization and restructuring of $42.5 million in the quarter represents a decrease of $3.1 million relative to the same period in the prior year. The decrease is due to the Tax Credit recorded in the prior year as discussed above, partially offset by the operating income before depreciation, amortization and restructuring of the properties acquired in the Sun Acquisition. If the Tax Credit is excluded from the prior year results, operating income before depreciation, amortization and restructuring would have increased $10.7 million or 34%.

Revenue for the quarter was $251.1 million as compared to $169.5 million in the prior year, an increase of $81.6 million. Excluding the impact of the Sun Acquisition, revenue for the quarter was $147.4 million, a decrease of $22.2 million (13.1%) relative to the same period in the prior year. The revenue decline, which excludes the impact of the Sun Acquisition, was primarily due to decreases in print advertising revenue of $16.4 million (17.6%), print circulation revenue of $3.2 million (6.7%) and digital revenue of $1.4 million (5.7%).

Total operating expenses excluding depreciation, amortization and restructuring increased $84.7 million for the quarter, relative to the same period in the prior year. The increase primarily relates to the impact of the properties acquired in the Sun Acquisition, increases in production expenses as a result of the outsourcing of production of The Vancouver Sun and The Province in February 2015 and the recovery of $13.8 million relating to the Ontario Interactive Digital Media Tax Credit in the three months ended November 30, 2014. Partially offsetting these increases were decreases in operating expenses excluding depreciation, amortization and restructuring related to ongoing cost reduction initiatives.

Business Transformation Initiatives

In July 2015 the Company announced it would undertake cost reduction initiatives targeted to deliver $50 million in annualized operating cost savings by the end of fiscal 2017. The Company is now targeting an additional $30 million in annualized cost savings bringing the total of the program to $80 million with the first $50 million to be implemented by the end of the third quarter of fiscal 2016.

During the three months ended November 30, 2015 the Company implemented initiatives which are expected to result in approximately $17 million in net annualized cost savings. In total, the Company has implemented net annualized cost savings of approximately $32 million, or 40% of the $80 million target, since the program was launched.

Debt Repayment

During the three months ended November 30, 2015 the Company made mandatory principal repayments of $16.3 million in accordance with terms of the Company’s First-Lien Notes indenture. This amount includes $6.5 million tendered in response to the Company’s offer to repurchase First-Lien Notes as a result of the sale of the Vancouver production facility in the fourth quarter of fiscal 2015.

Also during the quarter, the Company’s senior secured asset-based revolving credit facility matured and was not replaced.

Management Commentary

“While we have put tremendous focus on the ongoing redesign of our cost structure, we also continue to introduce new initiatives into the marketplace,” said Paul Godfrey, President and Chief Executive Officer. “Our digital audiences are growing, both in size and engagement, and harnessing that power for advertisers through new service offerings including digital marketing services and content marketing is part of our core strategy for the year ahead.”

Note: All dollar amounts are expressed in Canadian dollars unless otherwise specified.

Additional Information

Additional information, including financial statements and management’s discussion and analysis can be found on the Company’s website at www.postmedia.com/investors/financial-reports, on SEDAR at www.sedar.com or on the website maintained by the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov.

About Postmedia Network Canada Corp.

Postmedia Network Canada Corp. (TSX:PNC.A, PNC.B) is the holding company that owns Postmedia Network Inc., a Canadian newsmedia company representing more than 200 brands across multiple print, online, and mobile platforms. Award-winning journalists and innovative product development teams bring engaging content to millions of people every week whenever and wherever they want it. This exceptional content, reach and scope offers advertisers and marketers compelling solutions to effectively reach target audiences. For more information, visit www.postmedia.com.

Forward-Looking Information

This news release may include information that is “forward-looking information” under applicable Canadian securities laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. The Company has tried, where possible, to identify such information and statements by using words such as “believe,” “expect,” “intend,” “estimate,” “anticipate,” “may,” “will,” “could,” “would,” “should” and similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance. Forward-looking statements in this news release include statements with respect to the implementation and results of the Company’s transformation initiatives, the realization of anticipated cost savings, and the ability of the Company to leverage future opportunities. By their nature, forward-looking information and statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. These risks and uncertainties include, among others: the risks associated with the possible failure to realize the anticipated synergies in integrating the operations of the Sun Media publications with the operations of Postmedia; competition from other newspapers and alternative forms of media; the effect of economic conditions on advertising revenue; the ability of the Company to build out its digital media and online businesses; the failure to maintain current print and online newspaper readership and circulation levels; the realization of anticipated cost savings; possible damage to the reputation of the Company’s brands or trademarks; possible labour disruptions; possible environmental liabilities, litigation and pension plan obligations; fluctuations in foreign exchange rates and the prices of newsprint and other commodities. For a complete list of our risk factors please refer to the section entitled “Risk Factors” contained in our annual management’s discussion and analysis for the years ended August 31, 2015, 2014 and 2013. Although the Company bases such information and statements on assumptions believed to be reasonable when made, they are not guarantees of future performance and actual results of operations, financial condition and liquidity, and developments in the industry in which the Company operates, may differ materially from any such information and statements in this press release. Given these risks and uncertainties, undue reliance should not be placed on any forward-looking information or forward-looking statements, which speak only as of the date of such information or statements. Other than as required by law, the Company does not undertake, and specifically declines, any obligation to update such information or statements or to publicly announce the results of any revisions to any such information or statements.

For more information:

Media Contact

Phyllise Gelfand
Vice President, Communications
(416) 442-2936
pgelfand@postmedia.com

Investor Contact

Doug Lamb
Executive Vice President and Chief Financial Officer
(416) 383-2325
dlamb@postmedia.com

Postmedia Network Canada Corp.
Consolidated Statements of Operations
(UNAUDITED)

(In thousands of Canadian dollars, except per share amounts)	For the three months ended November 30
	2015	2014
Revenues
Print advertising	142,142	93,127
Print circulation	67,910	47,434
Digital	30,168	24,269
Other	10,860	4,684
Total revenues	251,080	169,514
Expenses
Compensation	94,739	54,149
Newsprint	13,798	7,175
Distribution	42,193	24,464
Production	17,946	11,362
Other operating	39,896	26,742
Operating income before depreciation, amortization, impairment and restructuring	42,508	45,622
Depreciation	5,647	12,032
Amortization	5,656	9,535
Impairment	-	1,843
Restructuring and other items	11,795	4,224
Operating income	19,410	17,988
Interest expense	18,720	15,311
Net financing expense related to employee benefit plans	1,449	1,428
Gain on disposal of property and equipment and asset held-for-sale	(61)	(733)
Gain on derivative financial instruments	(1,844)	(3,235)
Foreign currency exchange losses	5,377	15,472
Loss before income taxes	(4,231)	(10,255)
Provision for income taxes	-	-
Net loss attributable to equity holders of the Company	(4,231)	(10,255)

Loss per share attributable to equity holders of the Company
Basic	$(0.02)	$(0.26)
Diluted	$(0.02)	$(0.26)

Postmedia Network Canada Corp.
Consolidated Statements of Financial Position
(UNAUDITED)

(In thousands of Canadian dollars)	As at November 30, 2015	As at August 31, 2015

Assets
Current Assets
Cash	32,363	43,813
Restricted cash	18,187	25,373
Accounts receivable	123,280	99,548
Income taxes receivable	3,700	3,700
Inventory	6,652	6,879
Prepaid expenses and other assets	12,125	12,314
Total current assets	196,307	191,627
Non-Current Assets
Property and equipment	269,569	274,511
Derivative financial instruments	3,937	2,093
Other assets	3,917	3,998
Intangible assets	307,963	313,394
Goodwill	88,474	88,474
Total assets	870,167	874,097

Liabilities and Equity
Current Liabilities
Accounts payable and accrued liabilities	92,064	87,083
Provisions	23,638	18,546
Deferred revenue	37,757	37,410
Current portion of long-term debt	19,465	25,996
Total current liabilities	172,924	169,035
Non-Current Liabilities
Long-term debt	642,835	646,336
Employee benefit obligations and other liabilities	130,849	147,574
Provisions	394	442
Total liabilities	947,002	963,387

Deficiency
Capital stock	535,468	535,468
Contributed surplus	10,235	10,169
Deficit	(622,538)	(634,927)
Total deficiency	(76,835)	(89,290)
Total liabilities and deficiency	870,167	874,097

Postmedia Network Canada Corp.
Consolidated Statements of Cash Flows
(UNAUDITED)

(In thousands of Canadian dollars)	For the three months ended November 30
	2015	2014

Cash Generated (Utilized) by:
Operating Activities
Net loss attributable to equity holders of the Company	(4,231)	(10,255)
Items not affecting cash:
Depreciation	5,647	12,032
Amortization	5,656	9,535
Impairment	-	1,843
Gain on derivative financial instruments	(1,844)	(3,235)
Non-cash interest	1,046	780
Gain on disposal of property and equipment and asset held-for-sale	(61)	(733)
Non-cash foreign currency exchange losses	5,274	15,268
Share-based compensation plans and other long-term incentive plan expense (recovery)	(123)	255
Net financing expense relating to employee benefit plans	1,449	1,428
Non-cash compensation expense of employee benefit plans	-	424
Employee benefit funding in excess of compensation expense	(1,347)	-
Net change in non-cash operating accounts	(14,178)	(24,702)
Cash flows from (used in) operating activities	(2,712)	2,640

Investing Activities
Net proceeds from the sale of property and equipment and asset held-for-sale	61	12,449
Purchases of property and equipment	(705)	(1,824)
Purchases of intangible assets	(225)	(134)
Receipt of working capital adjustment	1,208	-
Cash flows from investing activities	339	10,491

Financing activities
Repayment of long-term debt	(16,263)	(6,250)
Restricted cash	7,186	(12,442)
Debt issuance costs	-	(2,170)
Share issuance costs	-	(2,529)
Cash flows used in financing activities	(9,077)	(23,391)

Net change in cash for the period	(11,450)	(10,260)
Cash at beginning of period	43,813	30,490
Cash at end of period	32,363	20,230

Supplemental disclosure of operating cash flows
Interest paid	13,498	8,485
Income taxes paid	-	-